N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of April 30th 2015

Fund	Name of Person	Ownership % of Series
COLUMBIA STRATEGIC INCOME FUND	American Enterprise Investment Svc	32.53%

As of October 1st 2014

Fund	Name of Person	Ownership % of Series
COLUMBIA AMT-FREE INTERMEDIATE MUNI BOND FUND	Merrill Lynch, Pierce, Fenner & Smith Inc for the Sole Benefit of its Customers	77.00%
COLUMBIA AMT-FREE NY INTERMEDIATE MUNI BOND FUND	Merrill Lynch, Pierce, Fenner & Smith Inc for the Sole Benefit of its Customers	64.83%
COLUMBIA AMT-FREE CT INTERMEDIATE MUNI BOND FUND	Merrill Lynch, Pierce, Fenner & Smith Inc for the Sole Benefit of its Customers	79.05%
COLUMBIA AMT-FREE MA INTERMEDIATE MUNI BOND FUND	Merrill Lynch, Pierce, Fenner & Smith Inc for the Sole Benefit of its Customers	77.14%